Exhibit 99.1

Ability Inc. Announces Resignation of Five Board Members;

Controlling Shareholders Reiterate Their Commitment to the Company

TEL AVIV, ISRAEL, April 11, 2017 / PRNewswire / – Ability Inc. (NASDAQ: ABIL) (the "Company"), a leading provider of innovative tactical communications intelligence solutions, yesterday announced that on April 9, 2017 its independent directors, Amnon Dick, Efraim Halevy, Amos Malka, Meir Moshe and Shalom Singer tendered their resignation from the Company’s Board of Directors effective immediately. The Company is in the process of identifying replacement board members.

Anatoly Hurgin, Ability’s Co-Founder and Chief Executive Officer, commented: "Alexander Aurovsky and I, who together co-founded Ability and hold a majority of its shares, remain committed to the Company." Mr. Hurgin acknowledged that the Company is facing significant challenges, and further noted: "We are taking steps to reduce costs and position Ability for future growth. As part of this effort, both Alexander and I have agreed to reduce our salaries by 50%, and are exploring additional cost-saving measures. We will continue to focus on accelerating the adoption and revenue growth of Ability’s ULIN solution. We are encouraged by the interest in ULIN around the world, and are hopeful that this interest will translate into revenues over the second half of the year. We believe that the Company’s current cash position, including having over $8 million of cash and cash equivalents, should be adequate to meet Ability’s near future cash needs. We will continue to evaluate the Company’s financial position to determine whether additional funding sources, including through contribution by Alexander and me, are necessary."

About Ability Inc.

Ability Inc., ("Ability") is the sole owner of Ability Computer & Software Industries Ltd., following the December 2015 closing of the business combination between Cambridge Capital Acquisition Corporation, Ability Computer & Software Industries Ltd. and Ability.

Headquartered in Tel Aviv, Israel, Ability Computer & Software Industries Ltd. was founded in 1994. We provide advanced interception, geolocation and cyber intelligence tools used by security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide. We have sold to governments and government agencies in over 50 countries. Ability offers a broad range of lawful interception, decryption, cyber and geolocation solutions for cellular and satellite communication, including ULIN, or Ultimate Interception, the first-to-market SaaS strategic interception system with voice, text and geolocation capabilities without geographic limitation. State-of-the-art technology underpins Ability's scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers' needs. Additional information regarding Ability may be found at http://www.interceptors.com.

Caution Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Relations Contacts:

Hayden/ MS-IR LLC

Miri Segal

Tel: +917-607-8654

E-mail: msegal@ms-ir.com

or

Brett Maas

Tel: 646-536-7331

brett@haydenir.com